Exhibit 99.8
INDEPENDENT AUDITORS’ REPORT
To the Board of Managers
Master Replicas Inc.
  and Subsidiary
Walnut Creek, CA
     We have audited the accompanying consolidated balance sheet of Master Replicas Inc. (a Delaware Corporation) and Subsidiary, as of December 31, 2005, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Master Replicas Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.
/s/ BRACH, NEAL, DANEY & SPENCE, LLP
San Jose, California
May 29, 2006

MASTER REPLICAS INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
December 31, 2005

2005
ASSETS
Current Assets:
Cash	$4,381,751
Accounts receivable:
Trade	7,446,118
Other receivables	553,000
Employee advances	39,001
Inventory	6,487,656
Royalty advances	61,224
Prepaid expenses	107,860
Tooling costs	188,238
Deferred tax, current	870,000

Total current assets	20,134,848

Property and equipment	208,605
Less accumulated depreciation	(162,654)

45,951

Web site development	196,703
Deposits	68,501
Deferred tax, noncurrent	56,975

322,179

Total assets	$20,502,978

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Capital lease obligation	$3,377
Accrued royalties	2,572,980
Accounts payable	6,382,235
Accrued liabilities	2,730,197
Product warranty	568,840
Income taxes payable	1,624,974

Total current liabilities	13,882,603

Capital lease obligation, less current of 3,377	365

Long-term debt	865,000

Total liabilities	14,747,968

Redeemable convertible Series B Preferred stock, par value $0.0001, authorized 78,001,786 shares, 56,430,663 shares issued and outstanding redemption value and liquidation preference of $2,821,533	2,802,949

Series A convertible preferred stock, par value, $0.0001 authorized 5,454,274 shares, 5,284,330 shares issued and outstanding, liquidation preference of $264,217	528

Common stock, par value $0.0001,authorized 125,367,384 shares , 619,120 shares issued and outstanding	287
Additional paid-in capital	858,499
Retained earnings	2,092,747

Total equity	2,952,061

Total liabilities, redeemable preferred and stockholders’ equity	$20,502,978

See Independent Auditors’ Report and accompanying notes to financial statements.

MASTER REPLICAS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2005

2005
Sales	$47,194,243

Cost of goods sold:
Product costs	19,522,599
Product royalties	6,800,022
Freight	2,017,365
Other	1,666,324
Fulfillment and merchant services	968,499
Indirect labor	134,761

Total cost of goods sold	31,109,570

Gross profit	16,084,673

Marketing expense:
Marketing, sales and advertising	1,476,061
Customer service	184,027

Total marketing expense	1,660,088

Operating expense:

Payroll and related benefits	4,544,137
Professional fees	1,734,681
Travel and entertainment	450,563
Office expense	327,687
Product development	382,398
Bad debt expense	265,261
Depreciation and amortization	207,868
Postage and delivery	112,993
Proofs and samples	44,279
Web site hosting	55,450
Loss on write down of inventory	12,358
Other expenses	43,979

Total operating expense	8,181,654

Total marketing and operating expense	9,841,742

Income from operations	$6,242,931

Other income and expense:
Interest income	33,100
Interest expense	(185,370)
Financing fees	(145,230)
Other income	45,422

Total other expense	(252,078)

Income before income taxes	5,990,853

Provision for income tax	1,664,000

Net Income	$4,326,853

See Independent Auditors’ Report and accompanying notes to financial statements.

MASTER REPLICAS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
For the Year Ended December 31, 2005

								Retained
	Redeemable Series B		Series A Preferred		Common		Additional	Earnings
	Preferred Stock		Stock		Stock		Paid-in	(Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Total
Balance at January 1, 2005	—	$—	5,284,330	$528	537,527	$54	$768,751	$(2,234,106)	$(1,464,773)

Cost related to preferred stock funding	—	—	—	—	—	—	—		$—

Issuance of preferred stock for convertible principal and Interest	22,532,022	1,129,136			—	—	—	—	$—

Issuance of preferred stock	30,598,641	1,508,813			—	—	—	—	$—

Issuance of common stock	—	—			81,593	233	—	—	$233

Issuance of preferred stock collateral conversion	3,300,000	165,000			—	—	—	—	$—

Deferred stock-based compensation arising from options issued to employees	—	—	—	—	—	—	89,748	—	$89,748

Net Income	—	—	—	—	—	—	—	4,326,853	$4,326,853

Balance at December 31, 2005	56,430,663	$2,802,949	5,284,330	$528	619,120	$287	$858,499	$2,092,747	$2,952,061

See Independent Auditors’ Report and
accompanying notes to financial statements.

MASTER REPLICAS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

2005
Cash Flows from Operating Activities:
Net income	$4,326,853

Adjustments to reconcile net income to net cash used in operating activities
Loss from sale of fixed assets	3,971
Depreciation of property and equipment	102,790
Amortization of Web site development costs	105,079
Amortization of tooling costs	758,128
Deferred tax expense	(935,975)
Deferred stock based compensation	89,748
(Increase) decrease in Operating Assets:
Accounts receivable	(6,605,400)
Other receivables	(455,244)
Employee advance	(3,657)
Inventory	(5,465,862)
Prepaids	(59,419)
Royalty advances	(6,959)
Increase (decrease) in operating liabilities:
Accounts payable	4,577,879
Accrued liabilities	4,640,198
Product warranty	523,113
Income tax payable	1,624,975

Total Adjustment	(1,106,635)

Net cash provided by operating activities	3,220,218

Cash Flow from Investment Activities:
Purchases of property and equipment	(29,893)
Purcashes of Web site development costs	(291,781)
Payment of tooling costs	(472,810)
Deposits	77,854

Net cash in investment activities	(716,630)

See Independent Auditors’ Report and accompanying notes to financial statements.

2005
Cash Flow from Financing Activities:
Net (payments) proceeds from line of credit	(150,000)
Proceeds from issuance of standby subordinated promissory notes	(150,000)
Payments on capital lease obligations	(8,642)
Proceeds from inventory financing	(120,371)
Proceeds from sale of assets	754
Payments for purchase of stock	1,615,682

Net cash provided by financing activities	1,187,423

Net increase in cash	3,691,011
Cash, beginning of year	690,740

Cash, end of year	$4,381,751

Supplemental Disclosure of Cash Flow Information
1.	Accounting Policy — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be “cash equivalent.”

2.	The following cash payments were made during the year ended December 31, 2005 for:

Interest	$125,494

Income taxes	$975,686

3. Non-cash investing activities:

Issuance of stock	$2,803,182
Conversion of notes payable and accrued interest to preferred stock	(1,187,500)

$1,615,682

See Independent Auditors’ Report and accompanying notes to financial statements.

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2005
Note 1:	Business Description and Summary of Significant Accounting Policies:

Business Description — Master Replicas Inc., a Delaware corporation (The Company) operating from Walnut Creek, California, was formed in January 2002 as a limited liability company. The Company incorporated in May 2004, issuing common and preferred stock in exchange for member units, convertible notes, and accrued interest. Sales to consumers, distributors and retailers are worldwide. The Company produces high-quality, officially licensed collectible movie and television prop replicas for sale to retailers, distributors and consumers.

Revenue Recognition — Revenue from sales of products to consumers is recognized when the product is shipped. Revenue from the sales of products to retailers or distributors is recognized when the distributor’s freight carrier picks up the product FOB Hong Kong or China. Provisions for estimated product returns and warranty claims are provided as products are sold.

Concentration of Credit Risk — The Company maintains its cash and cash equivalents in commercial checking and money market accounts. Periodically throughout the year, cash is maintained at the various banks if excess of insured (FDIC) amounts of $100,000.

The Company extends credit to its customers throughout the United States. The Company conducts ongoing credit analysis of its customers and does not believe that it is exposed to any significant credit risk in connection with extension of credit.

Basis of Accounting — The accompanying financial statements are prepared on the accrual basis of accounting. On this basis revenue and related assets are recognized when earned and expenses and related liabilities are recognized when the obligation is incurred.

Consolidation — The consolidated financial statements include the accounts of Master Replicas Inc. and Master Replicas Hong Kong Limited. Intercompany balances and transactions are eliminated in consolidation.

Allowance for Doubtful Accounts — Accounts receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts.

Note 1:	Business Description and Summary of Significant Accounting Policies (Continued):

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005
Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable Management has determined that no allowance for doubtful accounts is necessary at December 31, 2005.

Inventory — Inventories are stated at the lower of cost (specific identification) or market using the first in, first out (“FIFO”) method of accounting. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

Property and Equipment — Property and Equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which range from three to five years.

Property and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which is three years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations.

Tooling Costs — Tooling costs consist of the costs incurred to manufacture materials to produce replicas, such as molds or specialized tools. In 2005, tooling costs are amortized over the estimated useful life, which management has determined is one year. Amortization expense is included in cost of goods sold as a product cost.

Web Site Development — In accordance with Statement of Position (SOP) 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants (AICPA), the Company capitalized costs associated with Web development, or building of its Web site. Costs incurred in the preliminary project stage are expensed as incurred. Costs incurred in the development stage are capitalized. Costs incurred for maintenance are expensed as incurred. Capitalized costs are stated at cost less accumulated amortization and are amortized on a straight-line basis over the estimated useful life of two years.

Note 1:	Business Description and Summary of Significant Accounting Policies (Continued)

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005
Income Taxes — For the five months ended May 31, 2004 Federal and State income tax reporting purposes, profits and losses from the limited liability company was reported on the individual income tax returns of the members. Effective June 1, 2004, the Company is taxed as a C Corporation.

C Corporation income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), certain nondeductible expense reserves and accruals, the current state tax deduction, and net operating loss carryforwards.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for tax credits that are available to offset future taxes payable.

Major Customers — The Company had two major customers who accounted for 31% of accounts receivable at December 31, 2005. One customer accounted for 18% of the sales for the year ended December 31, 2005.

Advertising Costs — Advertising costs are expensed as incurred. The advertising expenses for the year ended December 31, 2005 is $443,331.

Provision for Warranty Expense — The financial statements include a product warranty reserve of $568,840 in 2005. It is based on estimates of future costs associated with fulfilling the warranty obligation. The estimates are derived from historical cost experience. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimate used will change within the near term.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosed amounts of contingent assets and liabilities, reported revenues and expenses. Actual results could differ from those estimates.

Note 1:	Business Description and Summary of Significant Accounting Policies (Continued):

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005
Significant Estimates — The allowance for doubtful accounts, reserve for inventory and warranty reserves are all estimates based on information available at the date of these financial statements. Although the Company believes its allowance and reserves are sufficient, it is unknown at the financial statement date as to the reasonableness of such reserves. It is the opinion of management that such reserves are sufficient at the financial statement date.

Note 2:	Inventory — Inventory consists of the following components at December 31, 2005:

2005
Finished goods	$6,850,756
Less reserve	(363,100)

$6,487,656

Note 3:	Tooling Costs — Tooling costs consist of the following at December 31, 2005:

2005
Tooling costs	$1,815,304
Less accumulated amortization	(1,627,066)

$188,238

Amortization expense for the year ended December 31, 2005 was $758,128.

Note 4:	Property and Equipment — Property and equipment at December 31, 2005 consisted of the following:

2005
Computer equipment	$132,809
Furniture	58,743
Capital lease assets	17,053

208,605
Less accumulated depreciation	(162,654)

$45,951

Depreciation expense for the year ended December 31, 2005 was $102,790.

Note 4:	Property and Equipment – (Continued)

The Company is the lessee of computer equipment under multiple capital leases expiring in 2006 and 2007. Accumulated amortization on capital leases for the year ended December 31, 2005 was $12,928.

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005
Note 5:	Web Site Development — Web site development consists of the following at December 31, 2005:

2005
Web site development	$301,781
Less accumulated amortization	(105,078)

$196,703

Note 6:	Line of Credit — The Company had a $150,000 line of credit with the Bank of Walnut Creek that matured on November 30, 2005. The line of credit was secured by cash deposits totaling $150,000 provided by investors as collateral as well as secured by substantially all assets of the Company other than customer accounts receivable. Interest accrued at the Prime rate plus .5% subject to a minimum of 6.00%, the interest rate at December 31, 2004 was 6.00%. As of December 31, 2005, the principal balance was $0. This line of credit was not renewed in 2005. In May 2006, the Company entered into an agreement with Ropart Asset Management Group to borrow up to $2,000,000 bearing interest at 18%. This note will be due and payable six months after the issuance date. Borrowings under this agreement are collateralized by the assets of the Company.

Note 7:	Accrued Liabilities — Accrued liabilities at December 31, 2005 consist of the following:

2005
Payroll and bonuses	$2,165,035
Interest	124,975
Other	107,434
Professional fees	98,652
Commissions	81,828
Vacation	57,535
Travel	26,605
Sales tax	30,389
Customer deposits	37,744

$2,730,197

Note 8:	Standby Subordinated Promissory Notes — The Company has $750,000 in unsecured standby lines of credit with various investors. The Company paid off all advances as of March 31, 2005.

Note 9:	Issuance of Convertible Debt — In June 2003, the Company issued $216,002 of convertible notes with an interest rate of 20%, due, along with accrued interest, on December 31, 2003. The notes were originally

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005
convertible by the holders into the Company’s Cash Membership Units at any time at a conversion price of $25 per unit. In May 2004, the Company incorporated and the notes and accrued interest were converted into the Cash Membership Units, which were then converted into Series A Preferred Stock under a Plan of Conversion, which resulted in each Cash Membership Unit being converted into 20 shares of Series A Preferred Stock, for a total of 249,740 shares.

In February 2004, the Company issued $2,210,000 of convertible notes with an interest rate of 8%, due, along with accrued interest, on February 27, 2005, unless converted as per the notes. All notes and accrued interest were converted into 1,795,981 Series A Preferred Stock under a Plan of Conversion in May 2004, at the set price of $1.25 per share.

In November 2004, the Company issued $1,037,500 of subordinated convertible promissory notes with an interest rate of 8%. In February 2005, all notes were converted into 22,532,022 shares of Series B Preferred Stock.

Note 10:	Product Financing — On August 30, 2002, the Company contracted with Production Finance International, LLC (PFI) to finance the production of specific groups of replicas to be sold to retailers and distributors, with a maximum credit line of $800,000. At December 31, 2005, the Company had net borrowings due of $0. The agreement was collateralized by a security interest in all assets of the Company including a security interest assigned for all inventory financed by PFI. In February 2005, the agreement was renewed with a maximum credit line of $1,350,000. The Company is subject to interest, commissions, and miscellaneous fees per the agreement. For the year ended December 31, 2005 interest and related fees were $145,230.

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005

Note 11:	Long-Term Debt — Long-term debt consists of the following at December 31, 2005:

2005
Note payable to Ropart Asset Management Fund, LLC, accruing interest at a rate of 13% per annum, due in annual installments starting in 2007 equal to one-third of the sum of the original principal amount plus any unpaid interest, maturing in May 2009, secured by all assets of the Company. The note is subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC, and the Bank of Walnut Creek	$600,000

Note payable to Ropart Asset Management Fund, LLC, accruing interest at a rate of 13% per annum, due in annual installments starting in 2007 equal to one-third of the sum of the principal amount plus any unpaid interest, maturing in May 2009, secured by all assets of the Company. The note is subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC, and the Bank of Walnut Creek	265,000

$865,000

Year Ended December 31,
2006	$—
2007	687,433
2008	288,334
2009	288,332

Total	1,264,099
Less amount representing interest	(399,099)

$865,000

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005

Note 11:	Long-Term Debt – (Continued)

2005
Two capital leases due in 2006 and 2007 secured by equipment	$3,742
Current portion	(3,377)

$365

Minimum future lease payments for assets under capital leases as of December 31, 2005 for each of the next two years and in aggregate are as follows:

Year ending December 31:
2006	$5,230
2007	582

Total minimum lease payments	5,812
Less amounts representing interest	(2,070)

$3,742

Note 12:	License Agreements -

Lucasfilm Ltd. — on January 9, 2002, the Company secured a nonexclusive global license with Lucasfilm Ltd. for the rights to develop, design, manufacture, advertise, market, and distribute licensed products from the Star Wars saga. Per the agreement, in exchange for these rights the Company must pay royalties on all net sales up to and including the first $5,000,000 and increased royalty payment on all net sales in excess of $5,000,000. Royalty payments are due quarterly. The license agreement expired on December 31, 2004 and a new agreement was created September 1, 2004, with an effective date of January 1, 2005 through December 31, 2007. Per the agreement, in exchange for these rights the Company must pay royalties on all retail sales, and direct sales. Royalty payments are due on a quarterly basis.

Disney Enterprises, Inc. — On December 1, 2003 the Company secured a nonexclusive Walt Disney Art Classics License — Disney Properties. The Company will reproduce and use Intellectual Property, manufacture, distribute and sell articles to authorized customers and distribution channels in approved territories with articles agreed in the contract. In exchange for these rights the Company must pay royalties on all net sales; royalty payments are due quarterly along with cash payments described in the contract. The current license is due to expire December 31, 2006.

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005

Note 12:	License Agreements – (Continued)

In addition, new license agreements in 2005 include New Line Cinema, Dream Works, Fox, CBS and Marvel. Such agreements call for either a minimum licensing payment or future royalty payments based on actual sales of licensed products.

The following is a summary of future required guarantee payments for the agreements listed above as of December 31, 2005:

Year ending December 31:
2006	$202,879

Total royalties expense for the year ended December 31, 2005 was approximately $6,800,000.

Note 13:	Operating Lease — The Company and subsidiary lease facilities in Walnut Creek, California and Hong Kong. These leases expire at various times in 2006 and 2007. The Company also entered into operating leases for copiers through 2009.

The future minimum lease obligations are as follows for the years ended December 31:

2006	$210,630
2007	15,346
2008	5,808
2009	2,904

Total	$234,688

Rent expense for the year ended December 31, 2005 was $188,767.

Note 14:	Income Taxes — The Company utilizes Statement of Financial Standard (SFAS) No.109, “Accounting for Income Taxes,” which requires the use of the liability method of accounting for deferred income taxes.

The Company’s total deferred tax liability, deferred tax asset, and asset valuation allowance at December 31, 2005 are as follows:

2005
Total deferred tax asset	$926,975
Less valuation allowance	—

926,975
Total deferred tax (liability)	—

Net deferred tax asset	$926,975

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005

Note 14:	Income Taxes – (Continued)

These amounts have been presented in the Company’s financial statements as follows:

2005
Current deferred tax asset /(liability)	$870,000
Noncurrent deferred tax asset	56,975

Net deferred tax asset	$926,975

A summary of the components of income tax expense is as follows:

2005
Federal:
Current	$2,050,000
Deferred	(721,000)

1,329,000

State:
Current	550,000
Deferred	(215,000)

335,000

$1,664,000

Income tax expense amounted to $1,664,000 for the year ended December 31, 2005, respectively, (an effective tax rate of 28%). The 2005 actual tax expense differs from the expected tax expense (computed by applying the federal corporate tax of 34% and State corporate tax rates to net income before taxes) primarily due to the recognition of the tax benefit resulting from the utilization of the 2004 net operating loss carryforward and current year permanent differences. The deferred tax asset related to the 2004 net operating losses were previously reduced to zero by a valuation allowance in the year 2004.

Note 15:	Employee Benefit Plans — Effective January 1, 2003, the Company adopted a 401(k) Profit Sharing Plan (the Plan) for employees 18 years of age or older. The Company made no contributions for the year ended December 31, 2005.

Note 16:	Stock Option Plans — The Company has a stock incentive plan (the 2004 Stock Plan, “the Plan”). Under the Plan, the Company may grant stock options to officers and key employees to purchase shares of the Company’s authorized but unissued common stock. The total number of options authorized in 2004 was 1,320,000. In 2005 an additional 14,180,000 were added to the Plan for total authorized shares of 15,500,000. These shares generally expire 10 years from the date of grant and generally vest over a three year period. At December 31, 2005, approximately 3,193,935 shares were available for future grant under the Plan.

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENS
For the Year Ended December 31, 2005

Note 16:	Stock Option Plans – (Continued)
The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Assumption:	2005
Dividend yield	0%
Risk free interest rate	4.09%
Expected live (in years)	10
Expected volatility	0%

Compensation charged to operations was $89,748 in 2005.

A summary of stock option activity under the Plan is a follows:

	Grant	Outstanding	Exercisable	Price
Balance, December 31, 2004	1,245,833	65,000	50,000	0.010

Options authorized	14,180,000	—	—	—

Granted (weighted average fair value of $0.01 per share)	(12,624,593)	12,624,593	—	0.320
Exercised	—	(23,333)	(23,333)	0.010
Vested	—	—	6,037,984	0.033
Canceled	392,695	(392,695)	(6,667)	—

Balance, December 31, 2005	3,193,935	12,273,565	6,057,984	$0.01

Additional information regarding options outstanding as of December 31, 2005 and is as follows:

		Remaining	Approximate	Average
Exercise	Number	Contractual	Number of	Exercise
Prices	Outstanding	Life (Years)	Shares Vested	Price
$0.01	20,000	8.40	20,000	$0.01
$0.03	3,662,545	9.50	—	$0.03
$0.033	8,050,578	9.50	6,037,934	$0.033
$0.11	540,442	9.50	—	$0.11

	12,273,565		6,057,934

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2005
Note 17:	Delayed Vesting Memberships — Under the terms of the Company’s operating agreement, the Company granted 20,250 membership units to various officers, employees, and consultants that vest annually over three years beginning January, 2003. During the period ended May 31, 2004, 6,416 of the delayed vesting membership units had vested. The remaining 6,418 units were cancelled and no delayed vesting units remained as of December 31, 2004 due to the conversion to a C Corporation. See Note 21 for further detail regarding the conversion.

Note 18:	Stock Warrants — As of December 31, 2005, the Company had outstanding warrants to the holders of the standby subordinated promissory notes to purchase a maximum of 1,200,000 shares of Common Stock at an exercisable price of $0.0001 per share. The warrants are exercisable at any time before March 31, 2010. The fair value of these warrants was estimated to be zero using the minimum value method with the following assumptions: risk free interest rate of 4.25%, expected life of seven years, and expected dividend yield of 0%.

As of December 31, 2005, the Company had outstanding warrants to purchase 169,945 shares of Series A Preferred Stock at an exercisable price of $1.25 per share. The warrants are exercisable at any time before the termination dates, ranging from May 17, 2009 to May 20, 2014. In 2004 the fair value of these warrants was estimated to be $54,644 using the minimum value method with the following assumptions: risk free interest rate of 4.25%, expected life of seven years, and expected dividend yield of 0%. These warrants were issued to the original LLC members that held the June 2003 convertible notes. Therefore, the fair value of the warrants were treated as a cost of conversion and recorded as paid in capital of the Series A Preferred Stock.

As of December 31, 2005, the Company had outstanding warrants to Ropart Asset Management Fund, LLC, the holder of the long term notes payable, to purchase 1,325,000 shares of Series B Preferred Stock at an exercisable price of $0.05 per share. The warrants are exercisable at any time before the termination date, which is the earlier of November 16, 2014 or five years after the repayment in full of the amounts under the notes payable to the warrant holder. In 2004 the fair value of these warrants was estimated to be zero using the minimum value method with the following assumptions: risk free interest rate of 4.25%, expected life of seven years, and expected dividend yield of 0%.

Note 19:	Quasi Reorganization and Conversion to C Corporation – In 2004 the stockholders of the Company approved the plan of quasi reorganization. This involved the conversion of the Company from a Limited Liability Corporation to a C Corporation. All of the outstanding, vested Non-Cash Membership Units were exchanged for 515,020 shares of Common Stock, and the unvested delayed vesting units at the time of conversion were converted into 128,320 shares of Common Stock and

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2005
Note 19:	Quasi Reorganization and Conversion to C Corporation – (Continued)

held in escrow at December 31, 2004. All of the Cash membership units were exchanged for 3,136,220 shares of Series A Preferred Stock. In addition, investors due accrued interest accepted 39,749 shares of Series A Preferred Stock.

These transactions resulted in the elimination of $1,412,591 of accumulated deficit at the date of reorganization and a decrease of $1,505,053 in additional paid in capital for the Series A Preferred Stock.

Note 20:	Preferred Stock - The Company has 5,284,330 shares of Series A and 56,430,663 shares of Series B voting, convertible Preferred Stock outstanding. Holders of each share of Series A and B Preferred Stock have the right to one vote for each share of Common Stock into which such Series A and B Preferred Stock could then be converted. Dividends, if declared by the Board of Directors, shall be distributed among the holders of the Preferred and Common Stock pro rata based on the number of shares of Common Stock then held by each other. In addition, investors due accrued interest accepted 677,400 shares of Series B Preferred Stock in 2005 and 39,749 shares of Series A Preferred Stock in 2004 in lieu of payment.

Each share of Preferred Stock is convertible, at the option of the holders, into shares of Common Stock as is determined by dividing Series A shares by $1.25 and Series B shares by $0.05 by the conversion price applicable to such share. The initial conversion price per share shall be $1.25 and $0.05, respectively. Such initial conversion price shall be subject to adjustment from time to time due to issuance of stock below the conversion price or stock splits and dividends.

Series B Preferred Stock is redeemable on or before March 31, 2010, for cash in the amount per share equal to the liquidation amount, calculated at the date of redemption, less any dividends paid on such shares. The holders of Series A Preferred Stock have no redemption rights. As a result of the redemption privileges that were given to the redeemable preferred Series B stockholders, these shares cannot be considered and classified as permanent equity and must be classified outside of shareholders equity for purposes of financial statement presentation

Note 21:	Articles of Incorporation Amendment — Effective February 25, 2005, the Articles of Incorporation were amended to increase the number of shares of stock authorized, and to reflect a change in the liquidation preference for the stock issued.

MASTER REPLICAS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2005
Note 21:	Articles of Incorporation Amendment – (Continued)

The total shares authorized were increased to 208,823,444 shares, each with a par value of $0.001. Of that total, 125,367,384 shares are common stock, and 83,456,060 shares are preferred stock. Preferred stock may be issued in one or more series. The first series of preferred stock is the Series A Preferred Stock, consisting of 5,454,274 shares, and the second series of the Series B Preferred Stock, consisting of 78,001,786 shares.

The holders of the Series B Preferred Stock shall be entitled to dividends prior and in preference of any declaration or payment of any dividend on the Series A Preferred Stock or common stock, at the rate of 8.0% per annum of the Series B Preferred Stock original issue price. The dividends are payable quarterly when and if declared by the Board of Directors. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of all of the stock outstanding pro rata based on the number of shares of common stock then held by each holder, assuming conversion of all shares of the Preferred Stock into Common Stock.

In the event of liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the Series B Preferred Stock shall be entitled to receive an amount equal to $0.05 per share, plus accrued and unpaid dividends thereon, in preference to any distribution of any of the assets of the Corporation to the holders of the Series A Preferred Stock and Common Stock. The Series A Preferred Stock shall be entitled to receive an amount equal to $0.05 per share after payment to the Series B Preferred Stock holders and in preference to any distribution of any assets of the Corporation to the holders Common Stock. Any remaining assets would be distributed to the holders of all of the stock outstanding pro rata based on the number of shares of Common Stock then held by each holder, assuming conversion of all shares of the Preferred Stock into Common Stock.